

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2022

Jason Long
Chief Financial Officer
JE Cleantech Holdings Ltd
3 Woodlands Sector 1
Singapore 738361

> **Re: JE Cleantech Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on March 28, 2022**
> **File No. 333-263457**

Dear Mr. Long:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

Form F-1

Signatures, page II-4

1. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form F-1. If your Chief Financial Officer is also your principal accounting officer, please also indicate below their signature that they serve in this role.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Andrew Blume,

Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing